SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________
FORM 11-K
_________________________

(Mark One):

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

[ X ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-8529
________________________
The Legg Mason
Profit Sharing and 401(k) Plan
(Full title of the plan and the address of the plan, if different from that of the issuer named below)
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION.

Item 4.
Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the regulations promulgated thereunder.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Financial Statements
Together with Report of
Independent Registered Public Accounting Firm
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	2
Financial Statements
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to the Financial Statements	5-11
Supplemental Schedule*	12
Schedule of Assets (Held at End of Year)	13
* The other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted, as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Investment Committee of
The Legg Mason Profit Sharing and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of The Legg Mason Profit Sharing and 401(k) Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Stout, Causey & Horning, P.A.
Sparks, Maryland
June 25, 2015

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2014	2013
Assets
Investments, at fair value:
Interest bearing cash	$1,188,159	$206,090
Participant-directed investments	364,299,807	353,904,220
Total Investments	365,487,966	354,110,310
Receivables
Company contributions receivable	4,775,424	5,281,888
Notes receivable from participants	2,996,647	3,322,949
Other	23	—
Total Receivables	7,772,094	8,604,837
Total Assets	373,260,060	362,715,147

Liabilities	—	—
Net Assets Available for Benefits	$373,260,060	$362,715,147
The accompanying notes are an integral part of these financial statements.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

Changes in Net Assets Available for Benefits Attributable to:
Contributions
Company	$10,567,522
Participants	12,467,269
Rollovers	1,272,261
Total Contributions	24,307,052
Investment income
Interest and dividend income	18,075,590
Net appreciation in fair value of investments (Note 3)	8,889,625
Total Investment Income	26,965,215
Interest Income on Notes Receivable from Participants	130,683
Benefits Paid to Participants	(40,799,748)
Administrative Expenses	(58,289)
Net Increase in Net Assets Available for Benefits	10,544,913
Net Assets Available for Benefits:
Beginning of the Year	362,715,147
End of the Year	$373,260,060
The accompanying notes are an integral part of this financial statement.

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

Notes to the Financial Statements
As of December 31, 2014 and 2013 and
For the Year Ended December 31, 2014

1. DESCRIPTION OF THE PLAN

The following description of The Legg Mason Profit Sharing and 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan, which was established on December 30, 1960, is a multiple-employer defined contribution plan covering substantially all employees of Legg Mason & Co., LLC (LM & Co.) and affiliated participating companies (the Company) with the exception of leased and temporary employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was most recently amended effective January 1, 2014 when the trustee of the Plan, Legg Mason Investment Counsel, resigned and was immediately succeeded by the Bank of America Merrill Lynch. In accordance with this change, the Plan document dropped “and Trust” from its name. The new name of the Plan became The Legg Mason Profit Sharing and 401(k) Plan.

An employee becomes eligible to participate in the Plan on his or her date of hire. Participants are immediately eligible to participate in the portion of the Plan that relates to voluntary participant contributions and Company matching contributions. Full-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on January 1 following the date of employment. Part-time participants are eligible to participate in the portion of the Plan relating to discretionary Company profit sharing contributions on the earlier of (a) the January 1 following the first calendar year the participant completed 1,000 hours of service, as defined by the Plan, or (b) the January 1 or July 1 following the first anniversary of the employment start date if the participant completed 1,000 hours of service, as defined by the Plan, in the first year of employment. Participants may only receive Company profit sharing contributions if they were employed on the last day of the Plan year, or have retired, died, or become disabled during the Plan year.

Affiliated companies and their effective dates of adoption of the Plan are as follows:

Howard, Weil, Labouisse, Friedrichs, Incorporated (January 1, 1989)
Citigroup, Inc. (December 1, 2005)
Brandywine Global Investment Management, LLC (July 1, 2008)

Participant Contributions

Contributions by employees are voluntary and may be composed of all or any of the following:

A.	A rollover of accumulated deductible employee contributions as contemplated by Section 408(d)(3) of the Internal Revenue Code (the Code).

B.
A voluntary pre- and post-tax compensation deferral whereby the participant may elect to defer, in the form of contributions to the Plan on the participant’s behalf, compensation that would otherwise have been paid to the participant during the Plan year. This compensation deferral, if elected, cannot be less than 1% and not more than 100% of the compensation that would otherwise have been paid to the participant during the Plan year. Participant contributions may not exceed the maximum allowable contribution under the Code. The maximum allowable contribution totaled $17,500 for the year ended December 31, 2014. Participants who have attained age 50 before the end of the Plan year may make additional catch-up contributions, subject to limitations imposed by the Code.

Company Contributions

The Company may make a discretionary matching contribution with each company pay period to all eligible employees. During 2014, the Company made a 100% match on the first 3% of eligible compensation and 50% match on the next 3% of compensation up to a maximum annual match of $10,000 per participant. Company matching contributions for 2014 totaled $6,587,259. The match is contributed on a per payroll basis, however, also allows for a true-up provision at the end of the Plan year whereby participants who have elected to change their deferral percentages throughout the year may not be maximizing the Company match. Employees must be employed at year end to receive the true-up contributions unless employment terminated during the Plan year by reason of retirement, disability or death. The true-up provision allows the Company to make up for any match that may not have been realized as a result of the participants’ actions with their deferral rates during the Plan year.

Additionally, the Company, upon approval of the Board of Managers, may make discretionary profit sharing contributions to the Plan. Employees must be employed at year end to receive the profit sharing contributions unless employment terminated during the Plan year by reason of retirement, disability or death. The Company approved a discretionary profit sharing contribution for 2014 of $3,980,263, in addition to $218,075 of reallocated forfeitures.

The discretionary profit sharing contributions and a portion of the Company matching contributions were remitted to the Plan subsequent to December 31, 2014 and 2013, and accordingly, are included as Company contributions receivable in the accompanying statements of net assets available for benefits as of December 31, 2014 and 2013.

Participant Accounts

Each participant’s account is participant-directed and credited with the participant’s contributions and an allocation of (a) the Company’s contributions, (b) Plan earnings/losses, and (c) any direct expenses paid by the Plan. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in deferral contributions, rollover contributions, and income earned thereon. Participants are also immediately vested in the Company’s discretionary matching contributions. Vesting in the Company’s discretionary profit sharing contributions is based on years of continuous service as presented in the following chart:

Percentage
Years of Service	Vested
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

A participant’s account becomes 100% vested in discretionary profit sharing contributions, regardless of years of service, at age 62 or in the event of permanent disability, death, or by reason of, and as part of, a partial Plan termination.

Forfeitures

Terminating participants of the Plan are paid the current value of the vested balance in their Plan account as soon as administratively feasible. Unvested amounts are forfeited and are used to pay Plan expenses or are reallocated to continuing participants as additional Company contributions in the year in which they are forfeited. As of December 31, 2014 and 2013, unallocated forfeitures totaled $218,080 and $1,125,891, respectively. Forfeitures are allocated in subsequent years based on the respective profit sharing allocations. During 2014, $1,131,958 in forfeitures were credited to participant accounts.

Payment of Benefits

Benefit payments are available to participants upon termination of employment, retirement, death, attainment of age 59 ½, 60 months of employment, or disability. Participants are entitled to a benefit equal to the vested portion of their account which will be distributed in the form of a lump sum payment unless the participant elects another option, as provided by the Plan. Upon proof, to the satisfaction of the Plan administrator, of an immediate and heavy financial need, amounts contributed by the participant may be withdrawn for a hardship purpose. Distributions are subject to the applicable provisions of the Plan agreement. Certain income taxes and penalties may apply to withdrawals or distributions prior to age 59 ½. Net assets of the Plan allocated to the accounts of participants who had elected to withdraw from the Plan that had not received such distributions as of December 31, 2014 and 2013 totaled $1,188,159 and $206,090, respectively.

Notes Receivable from Participants

Participants may borrow up to 50% of their vested account balance, in amounts of at least $1,000 but not more than $50,000, less the highest outstanding note balance during the preceding twelve months. Three notes may be outstanding at any given time. The notes are collateralized by the vested balance in the participant’s account. Notes for any purpose other than the purchase of a primary residence must be repaid within 5 years. Notes accrue interest at a rate commensurate with prevailing market rates on the date of issuance, as determined by the Plan. The Company has the authority to deny participant notes to any director or executive officer to the extent necessary to conform to the Sarbanes Oxley Act of 2002. The Company has the right to discontinue the policy of extending notes to participants; however, it may not affect the terms or provisions of any notes outstanding at that time.

Plan Expenses

Administrative and operational expenses of the Plan are to be paid by the Trustee with Plan assets unless the Company elects to pay them. For the year ended December 31, 2014, the majority of expenses of the Plan were paid with Plan assets of which $53,914 were paid by the funds’ revenue sharing arrangements with Merrill Lynch through an allocation of the Plan’s ERISA Account/Budget. ERISA accounts represent a compromise made by plan sponsors that do not want to pay plan expenses themselves, however, want to ensure the participant fees are reasonable. The accounts are used to re-distribute excess Plan paid investment expenses to pay other expenses of the Plan. Such expenses are often indirect compensation in nature and are captured as a component of net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits. Loan and distribution fees are paid by the Plan and its participants. Investment related expenses are included in net appreciation in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in financial instruments that are exposed to risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

ASC 820, Fair Value Measurement, defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Interests in registered investment companies: Valued at the closing price reported in the active market in which the funds are traded.

Interests in collective investment trusts: Valued at the net asset value (“NAV”) calculated on a daily basis by the administrator of the trusts.

Interest bearing cash and money market deposit: Valued at amortized cost plus accrued interest, which approximates fair value.

Common stock: Valued at unadjusted quoted market share price within an active market.

Unitized fund: Valued at fair value based on the unit value of the fund. Unit value is determined by the institution sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014 and 2013.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$1,188,159	$—	$—	$1,188,159
Interests in collective investment trusts - blended	6,662,361	—	—	6,662,361
Interests in registered investment companies - blended	10,185,422	—	—	10,185,422
Interests in registered investment companies - equity	282,180,111	—	—	282,180,111
Interests in registered investment companies - fixed income	49,186,716	—	—	49,186,716
Money market deposit	3,547,564			3,547,564
Common stock	729,382	—	—	729,382
Unitized fund	—	11,808,251	—	11,808,251
Total investments, at fair value	$353,679,715	$11,808,251	$—	$365,487,966

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$206,090	$—	$—	$206,090
Interests in registered investment companies - blended	15,868,359	—	—	15,868,359
Interests in registered investment companies - equity	271,267,442	—	—	271,267,442
Interests in registered investment companies - fixed income	52,615,464	—	—	52,615,464
Money market deposit	3,723,798			3,723,798
Common stock	737,068	—	—	737,068
Unitized fund	—	9,692,089	—	9,692,089
Total investments, at fair value	$344,418,221	$9,692,089	$—	$354,110,310

The Plan has adopted the updated GAAP valuation standard related to investment in certain entities that do not have a readily determined fair value. This guidance allows the fair value measurements for a fund’s investments to be based on reported net asset value (“NAV”) if certain criteria are met and establishes additional disclosures related to these investments.  The Plan's investment in the unitized fund is fair valued based on the reported unit value as of year-end. Due to the nature of the investment, the redemption frequency is daily and there are no required redemption notices.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are treated as distributions based on the terms of the Plan agreement.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure, except as disclosed in Note 7.

3. INVESTMENTS

Upon enrollment in the Plan, a participant may direct his/her account balance into any of the investment options listed on the schedule of assets (held at end of year). Subject to certain limitations by the funds, participants may change their investment options and transfer amounts between investment options daily.

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows as of December 31,:

	2014	2013
ClearBridge Value Trust, Institutional Class, 585,329 and 629,111 shares, respectively	$45,661,493	$43,270,282
ClearBridge Special Investment Trust, Institutional Class, 527,828 and 475,730 shares, respectively	25,816,048	24,761,741
Legg Mason Capital Management Opportunity Trust, Institutional Class, 1,215,462 and 1,333,369 shares, respectively	24,746,799	24,413,982
SSGA S&P 500 Index Fund, Institutional Class, 714,187 and 697,080 shares, respectively	23,289,627	20,626,596
ClearBridge Aggressive Growth Fund, Institutional Class, 90,385 shares	19,957,835	*
Western Asset Institutional Liquid Reserves Fund, Institutional Class, 19,855,654 shares	*	19,855,654
*Represents less than 5% of the Plan’s net assets available for benefits at end of year

During 2014, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Interests in registered investment companies	$6,560,990
Interests in collective investment trusts	30,376
Common stock	151,451
Unitized funds	2,146,808
$8,889,625

4. INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a determination letter, dated March 15, 2012, that the Plan is designed in accordance with applicable sections of the Code. Although the Plan has been amended since the amendments covered in the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

ASC 740, Income Taxes, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return as well as guidance on de-recognition, classification, interest and penalties and financial statement reporting disclosures. For these benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. As the Plan is tax exempt and has no unrelated business income, the provisions of ASC 740 do not have an impact on the Plan’s financial statements. The Plan recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Plan does not have any amounts accrued relating to interest and penalties as of December 31, 2014 and 2013.

The Plan is subject to routine audits by the IRS and Department of Labor; however, there are currently no audits for any periods in progress. The Plan administrator believes it is no longer subject to examinations for Plan years prior to 2011.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6. OTHER MATTERS

The Plan invests in shares of Legg Mason, Inc. common stock, which qualifies as a party-in-interest transaction, through two plan alternatives, one of which is a unitized fund consisting primarily of shares of the common stock of Legg Mason, Inc. The other consists of common stock transferred in from a prior plan. Sales of 3,285 shares of Legg Mason, Inc. common stock with aggregate proceeds of $159,137 were made during 2014. There were no purchases of Legg Mason, Inc. common stock during 2014. The market value of Legg Mason, Inc. common stock at December 31, 2014 and 2013 was $729,382(13,667 shares) and $737,068 (16,952 shares), respectively.

Cash balances maintained by the Plan and the Legg Mason, Inc. common stock directly owned by the Plan were held by Merrill Lynch in investment accounts. The shares of common stock held by the unitized Legg Mason Common Stock Fund were held by Merrill Lynch.

Sales of 83,405 units with aggregate proceeds of $2,299,922, and purchases of 83,988 units with an aggregate purchase price of $2,269,276 of the Legg Mason Common Stock Fund were made during 2014. The market value of the Legg Mason Common Stock Fund at December 31, 2014 and 2013 was $11,808,251 (394,269 units) and $9,692,089 (393,686 units), respectively.

Legg Mason Investor Services serves as distributor for the Legg Mason funds held by the Plan. Additionally, certain affiliated participating and non-participating companies act as manager or investment advisor for the Legg Mason funds. The Legg Mason funds in the Plan qualify as a party-in-interest transaction.

The Plan invests in shares of funds managed by Bank of America, N.A. and in Legg Mason, Inc. Common Stock. Bank of America, N.A. acts as Custodian of the Plan and LM & Co. is the Plan sponsor. The Plan invests in funds managed by affiliates of the Company. The Plan allows participants to take out loans against their vested account balances. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. All such transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

7. SUBSEQUENT EVENTS

On February 2, 2015, the Company submitted the Legg Mason Profit Sharing and 401(k) Plan 2015 Amending Restatement to the IRS for determination of qualification.  The effective date of this document was January 1, 2015.  On March 16, 2015, the Company received a letter from the IRS acknowledging receipt of the determination request.  As of the date of this report, the IRS has not yet made determination.

On March 6, 2015, an Adoption Agreement was endorsed by Legg Mason & Co., LLC and QS Investors, LLC, which stated that QS Investors, LLC adopted the Legg Mason Profit Sharing and 401(k) Plan effective as of January 1, 2015.  The Adoption Agreement allowed for participation in the Legg Mason Profit Sharing and 401(k) Plan for QS Investors, LLC's employees and allowed for trust assets from the predecessor plans to be commingled with the Legg Mason Profit Sharing and 401(k) Plan.

On May 5, 2015, the First Amendment to the Legg Mason Profit Sharing and 401(k) Plan 2015 Amending Restatement was authorized.  The effective date of the First Amendment was April 1, 2015.

SUPPLEMENTAL SCHEDULE PROVIDED
PURSUANT TO THE DEPARTMENT OF LABOR’S
RULES AND REGULATIONS

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN
EIN#: 20-3171699
Plan #: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment (including maturity date, rate of interest, collateral, par, or maturity value)	(d) Cost	No. of Shares	(e) Current Value

	BIF Money Fund	Interest Bearing Cash	1,188,159	1,188,159	$1,188,159

*	401(K) Roadmap Fund Class R5	Interest in Collective Investment Trust - Blended	**	7,426	74,263
*	401(K) Roadmap 2015 Fund Class R5	Interest in Collective Investment Trust - Blended	**	10,834	108,453
*	401(K) Roadmap 2020 Fund Class R5	Interest in Collective Investment Trust - Blended	**	38,799	387,988
*	401(K) Roadmap 2025 Fund Class R5	Interest in Collective Investment Trust - Blended	**	72,419	724,189
*	401(K) Roadmap 2030 Fund Class R5	Interest in Collective Investment Trust - Blended	**	93,330	934,238
*	401(K) Roadmap 2035 Fund Class R5	Interest in Collective Investment Trust - Blended	**	124,681	1,249,308
*	401(K) Roadmap 2040 Fund Class R5	Interest in Collective Investment Trust - Blended	**	156,097	1,567,213
*	401(K) Roadmap 2045 Fund Class R5	Interest in Collective Investment Trust - Blended	**	69,838	701,876
*	401(K) Roadmap 2050 Fund Class R5	Interest in Collective Investment Trust - Blended	**	90,938	914,833
					6,662,361

	Dodge and Cox Balanced Fund	Interest in Registered Investment Companies - Blended	**	99,389	10,185,422

	American EuroPacific Growth Fund, Class R6	Interest in Registered Investment Companies - Equity	**	355,214	16,727,046
	American Growth Fund of America, Class R6	Interest in Registered Investment Companies - Equity	**	309,228	13,197,833
	American Washington Mutual Investors Fund, Class R6	Interest in Registered Investment Companies - Equity	**	193,610	7,930,277
*	ClearBridge Aggressive Growth Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	90,385	19,957,835
*	ClearBridge Appreciation Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	326,533	6,654,744
*	ClearBridge Equity Income Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	474,272	9,812,678
*	ClearBridge Global Growth Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	102,517	3,630,140
*	ClearBridge Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	38,450	1,107,363
*	ClearBridge Mid-Cap Core Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	132,798	4,384,998
*	ClearBridge Small Cap Growth Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	99,679	2,948,508
*	ClearBridge Small Cap Value Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	178,650	4,092,872
*	ClearBridge Special Investment Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	527,828	25,816,048
*	ClearBridge Value Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	585,329	45,661,493
	Davis Opportunity Fund, Class Y	Interest in Registered Investment Companies - Equity	**	213,620	7,000,318
	Franklin Small-Mid Cap Growth Fund, Advisor Class	Interest in Registered Investment Companies - Equity	**	168,026	6,455,558
*	Legg Mason Brandywine Diversified Large Cap Value Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	57,398	1,115,811
*	Legg Mason Capital Management Opportunity Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	1,215,462	24,746,800
	Private Capital Management Value Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	228,067	3,783,636
*	QS Batterymarch Emerging Markets Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	137,559	2,496,704
*	QS Batterymarch International Equity Trust, Institutional Class	Interest in Registered Investment Companies - Equity	**	454,194	6,508,604
*	Royce Global Value Fund, Investment Class	Interest in Registered Investment Companies - Equity	**	99,765	1,255,041
*	Royce Pennsylvania Mutual Fund, Investment Class	Interest in Registered Investment Companies - Equity	**	1,189,404	15,462,250
*	Royce Special Equity Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	52,675	1,196,260
*	Royce Total Return Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	54,055	789,742
	SSGA S&P 500 Index Fund, Institutional Class	Interest in Registered Investment Companies - Equity	**	714,187	23,289,627
	T Rowe Price Small Cap Stock Fund	Interest in Registered Investment Companies - Equity	**	250,989	11,123,821
	Templeton World Fund, Advisor Class	Interest in Registered Investment Companies - Equity	**	776,785	13,337,403
	Wells Fargo Advantage Emerging Markets Equity Fund	Interest in Registered Investment Companies - Equity	**	81,729	1,696,701
					282,180,111

	Eaton Vance Income Fund of Boston, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	389,180	2,284,485
*	Legg Mason BW Global Opportunities Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	201,528	2,200,681
	PIMCO Foreign Bond Fund	Interest in Registered Investment Companies - Fixed Income	**	322,357	3,471,781
	PIMCO Total Return Portfolio, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	701,221	7,475,019
*	Western Asset Core Plus Bond Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	613,430	7,140,328
*	Western Asset Corporate Bond Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	136,438	1,685,014
*	Western Asset Inflation Indexed Plus Bond Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	64,070	718,863
*	Western Asset Institutional Liquid Reserves Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	17,146,576	17,146,576
*	Western Asset Short Duration High Income Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	569,508	3,411,355
*	Western Asset Short-Term Bond Fund, Institutional Class	Interest in Registered Investment Companies - Fixed Income	**	938,975	3,652,614
					49,186,716

*	Legg Mason, Inc. Retirement Bank Account	Money Market Deposit	**	3,547,564	3,547,564
*	Legg Mason, Inc. Common Stock	Common Stock	**	13,667	729,382
*	Legg Mason, Inc. Common Stock Fund	Unitized Fund	**	394,269	11,808,251

*	Participant Loans	Interest rates range from 4.25% to 9.25%, maturing through December 2019	$—	N/A	2,996,647
* Denotes a party-in-interest, as defined by ERISA
** Participant directed investment, therefore, no cost basis

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator, who administers the employee benefit plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: June 25, 2015

THE LEGG MASON PROFIT SHARING
AND 401(K) PLAN

By:	/s/ Brian K. Becker
Brian K. Becker
Plan Administrator

EXHIBIT INDEX

Exhibit No.

23	Consent of Stout, Causey & Horning, P.A.